UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Name of Issuer:  Quidel Corp.

Title of Class of Securities:  Common Stock, no par value.

CUSIP Number:  74838J101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                             8/28/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No.     74838J101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.   X
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         1,905,300


8.  Shared Voting Power

         2,132,100

9.  Sole Dispositive Power

         1,905,300


10. Shared Dispositive Power

         0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,905,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         8.09%


14. Type of Reporting Person*

         IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     74838J101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Jack W. Schuler


2.  Check the appropriate box if a member of a group

    a.   X
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         PF


5.  Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         226,800


8.  Shared Voting Power

         2,132,100

9.  Sole Dispositive Power

         226,800


10. Shared Dispositive Power

         0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         226,800


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         0.96%


14. Type of Reporting Person*

         IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

       The Reporting Persons are filing this Amendment No. 2 to

Schedule 13D to report a material increase in their percentage ownership of common stock (the "Common Stock") of Quidel Corp.

("Quidel").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of

Messrs. Larry N. Feinberg and Jack W. Schuler with respect

to Common Stock owned beneficially by each of Mr. Feinberg

and Mr. Schuler.  Mr. Feinberg is the managing general

partner of Oracle Partners, L.P. and Oracle Institutional

Partners, L.P. each of which is a private investment limited partnership (the "Partnerships") and the President and sole

shareholder of Oracle Investment Management, Inc.  The

principal office of the Partnerships and Oracle Investment

Management Inc. is at 712 Fifth Avenue, 45th Floor, New

York, New York  10019.  Mr. Schuler's principal occupation

is health care investments and his principal office is Jack

W. Schuler c/o Crabtree Partners, Suite 410, 1419 Lake Cook

Road, Deerfield, Illinois  60015.

         Mr. Feinberg and Mr. Schuler are making a joint

filing pursuant to Rule 13d-1(f) of the Securities Exchange

Act of 1934, as amended (the "Act"), because, by reason of

their agreement as described herein, they may be deemed to

be a "group" within the meaning of Section 13(d)(3) of the

Act with respect to acquiring, holding and disposing of

shares of the Common Stock.

         Neither Mr. Feinberg nor Mr. Schuler have during

the last five years been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors).

Neither Mr. Feinberg nor Mr. Schuler have during the last

five years been a party to a civil proceeding of a judicial

or administrative body of competent jurisdiction which

resulted in a judgment, decree or final order enjoining

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

violations with respect to such laws.

         Mr. Feinberg and Mr. Schuler are both citizens of

the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 1,905,300 shares of Quidel's Common Stock

and Mr. Schuler is deemed to beneficially own 226,800 shares of Quidel's Common Stock.  The shares beneficially owned by

Mr. Feinberg are held by the Partnerships and by managed

accounts over which Oracle Investment Management, Inc. has investment discretion. The shares beneficially owned by

Mr. Schuler are held by him individually and in trust

accounts over which Mr. Schuler has investment discretion.

Mr. Feinberg is the managing general partner of the

Partnerships and the President and sole shareholder of

Oracle Investment Management, Inc.  In the last sixty days,

293,050 shares of Common Stock were purchased by the

Partnerships, the above-described managed accounts and

Mr. Schuler in open market transactions at an aggregate cost of $1,363,277.00.  Mr. Feinberg and Mr. Schuler reached an

agreement, on June 8, 1995, whereby the shares of Common

Stock deemed to be beneficially owned by Mr. Schuler would

be voted together with those deemed to be beneficially owned by Mr. Feinberg.  The funds for the purchase of the shares

of Common Stock held in the Partnerships over which Mr.

Feinberg has investment discretion came from capital

contributions to the Partnerships by their general and

limited partners.  The funds for the purchase of the shares

of Common Stock held in the managed accounts over which Mr.

Feinberg has investment discretion came from each managed

account's own funds.  Funds for Mr. Feinberg's purchase of

Common Stock also came from margin loans entered in the

ordinary course of business. The funds for the purchase of the shares of Common Stock held individually by Mr. Schuler came from Mr. Schuler's personal assets.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Persons

together beneficially own 9.05% of Quidel's outstanding

shares of Common Stock from 7.41% beneficially owned as of

July 27, 1995.  Mr. Feinberg is deemed to be the beneficial

owner of 1,905,300 shares of Quidel's Common Stock through

his power to vote and dispose of the shares of Common Stock

held by the Partnerships and the managed accounts described

above.  Mr. Schuler is deemed to be the beneficial owner of

226,800 shares of Quidel's Common Stock.  Mr. Feinberg and

Mr. Schuler have agreed to vote together as a group the

2,132,100 shares of Quidel Common Stock they are deemed to

beneficially own between themselves.  Based on Quidel's most recently filed Form 10-Q, there are believed to be

23,554,333 shares of Quidel's Common Stock outstanding.

Therefore, Mr. Feinberg and Mr. Schuler have agreed to vote

together as a group 9.05% of Quidel's outstanding shares of

Common Stock.  Mr. Feinberg and Mr. Schuler have the power

to vote, direct the vote, dispose of or direct the disposition of all the shares of Quidel's Common Stock that they are currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the Common Stock of Quidel that were

effected by the Reporting Persons during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



Dated as of September 9, 1997


                             /s/Larry N. Feinberg
                                Larry N. Feinberg


                                Jack W. Schuler

                             By: /s/ Norman S. Schleifer
                                Norman S. Schleifer
                                Attorney-in-fact









00751001.AS7








                                                   EXHIBIT A


            Daily Transactions* - Common Stock

Trade Date    Number of Shares    Price Per Share      Value
8/19/97           2,500              $4.00          $ 10,000
8/20/97          10,000               4.1125          41,125
8/21/97          13,800               4.2894          59,194
8/22/97          11,500               4.1630          47,875
8/25/97          20,250               4.1867          84,781
8/26/97          25,000               4.375          109,375
8/27/97          40,000               4.5703         182,812
8/27/97          20,000               4.5625          91,250
8/28/97          60,000               4.875          292,500
8/29/97          10,000               4.8125          48,125
9/8/97           80,000               4.953          396,240























___________________

*  Each transaction listed above was an open market transaction.








00751001.AS7